SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

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Codorus Valley Bancorp, Inc.
(Name of Issuer)

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Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177
646-360-0791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2021

(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192025104

1	NAME OF REPORTING PERSON Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The percentage calculations herein are based upon an aggregate of 9,751,923 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2021

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

* Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,751,923 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2021.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 618,880 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,751,923 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2021

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Item 1. Security and Issuer.

This statement constitutes Amendment Number 7 to the Schedule 13D (as amended from time to time, the “Schedule 13D”) relating to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”) and hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 6, 2021. Capitalized terms used but not otherwise defined herein shall have the meaning given them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

On September 21, 2021, Mr. Cooper sent a letter (the “September 21 Letter”) to CVLY’s lead independent director, Cynthia Dotzel, and John Giambalvo, another independent director. A copy of the September 21 Letter is attached hereto as Exhibit 99.1.

On September 22, 2021, Mr. Cooper sent a letter (the “September 22 Demand Letter”) demanding to inspect certain of CVLY’s books and records to Timothy Nieman, CVLY’s general counsel and secretary, along with a separate letter (the “September 22 Letter”) for Ms. Dotzel and Mr. Giambalvo. Copies of the September 22 Demand Letter and the September 22 Letter are attached hereto as Exhibits 99.2 and 99.3, respectively.

On September 30, 2021, Mr. Cooper sent a letter (the “September 30 Letter”) to Ms. Dotzel and Mr. Giambalvo. A copy of the September 30 Letter is attached hereto as Exhibit 99.4.

On October 4, 2021, the Reporting Persons filed an “Approval to Acquire Shares under Title 7 P.S. § 112 Application” with the Bureau of Bank Supervision, Pennsylvania Department of Banking and Securities. Also on October 4, 2021, Mr. Cooper sent a letter (the “October 4 Letter”) to Ms. Dotzel and Mr. Giambalvo. A copy of the October 4 Letter is attached hereto as Exhibit 99.5.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit	Description
Exhibit 99.1	September 21 Letter
Exhibit 99.2	September 22 Demand Letter
Exhibit 99.3	September 22 Letter
Exhibit 99.4	September 30 Letter
Exhibit 99.5	October 4 Letter

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP

	By:	Driver Management Company LLC, its general partner

Dated: October 5, 2021	By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: Managing Member

Driver Management Company LLC

	By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: Managing Member

	By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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